September 9, 2005




Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
	Alliance Gaming Corporation
	As of August 31, 2005

Gentlemen:

In accordance with Section 13(d)(5) of the Securities
Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a change of beneficial ownership of 5% or more as of August 31, 2005 filed on behalf of Eagle Asset
Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:	Office of the Corporate Secretary
	Alliance Gaming Corporation
	6601 Bermuda Road
	Las Vegas, NV   89119

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.    1   )*


	Alliance Gaming Corporation
	(Name of Issuer)


	Common Stock par value $.10 per share
	(Title of Class of Securities)


	01859P609
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 5 Pages




CUSIP NO. 01859P609 13G
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eagle Asset Management, Inc.     59-2385219

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ______ (B) ______

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida

NUMBER OF                           5 SOLE VOTING POWER  0
SHARES
BENEFICIALLY                        6 SHARED VOTING POWER
OWNED                                 - - -
AS OF
AUGUST 31, 2005                     7 SOLE DISPOSITIVE POWER  0
BY EACH
REPORTING
PERSON                              8 SHARED DISPOSITIVE POWER
WITH                                  - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0.0%

12 TYPE OF REPORTING PERSON*

   IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1(a)	Name of Issuer:
		Alliance Gaming Corporation


Item 1(b)	Address of Issuer's Principal Executing Offices:

		6601 South Bermuda Road
		Las Vegas, NV  89119

Item 2(a)	Name of Person Filing:

		Eagle Asset Management, Inc.


Item 2(b)	Address of Principal Business Office:

		880 Carillon Parkway
		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

		Florida


Item 2(d)	Title of Class of Securities:

		Common Stock par value $.10 per share


Item 2(e)	CUSIP Number:

		01859P609


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203
                        of the Investment Advisors Act of 1940



	Page 3 of 5 Pages

Item 4		Ownership as of August 31, 2005:

		(a)	Amount Beneficially Owned:

			0  shares of common stock beneficially owned including:

								No. of Shares
			Eagle Asset Management, Inc.		    0


		(b)	Percent of Class:			      0.0%

		(c)	Deemed Voting Power and Disposition Power:

			(i)	    (ii)		(iii)		iv)
							Deemed 	      Deemed
			Deemed	    Deemed	    	to have	      to have
			to have	    to have	    	Sole Power    Shared Power
			Sole Power  Shared Power   	to Dispose    to Dispose
			to Vote or  to Vote or		or to	      or to
			to Direct   to Direct	    	Direct the    Direct the
			to Vote	    to Vote	    	Disposition   Disposition

Eagle Asset 		0	    ---  	      	0	       ----
Management, Inc.



Item 5		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
	(_X__)

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		N/A

Item 7		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

		N/A

	Page 4 of 5 Pages

Item 8		Identification and Classification of Members of the Group:   N/A

Item 9		Notice of Dissolution of Group:   N/A

Item 10		Certification:

		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary c ourse of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 9, 2005			EAGLE ASSET MANAGEMENT, INC.



         					Damian Sousa
						Vice President
						Chief Compliance Officer

















	Page 5 of 5 Pages